Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences CEO Updates Shareholders on its Patent Portfolio, Clinical Pipeline, and Strategy in an Exclusive Interview

New York/London, August 27, 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a clinical stage biotechnology company developing targeted drugs for cancer, inflammatory diseases and COVID-19, today announced that an interview with its CEO and CSO Dr. Kunwar Shailubhai is now available.

In the interview, Dr. Shailubhai updates shareholders on its recently issued patents:

1.	Methods and use of anti-CD3 monoclonal antibodies for treatment of Crohn’s Disease, including Tiziana’s lead drug Foralumab, the first and only fully human monoclonal antibody

2.	Methods and use of anti-IL-6/IL-6 receptor monoclonal antibodies as prophylactic and therapeutic interventions for human diseases, including COVID-19 and other pulmonary diseases

3.	Use of Milciclib in combination with a Tyrosine Kinase Inhibitor such as Sorafenib or Regorafenib for treatment of hepatocellular carcinoma and other cancers

Dr. Shailubhai also comments on the Tiziana’s clinical pipeline and near-term milestones for reporting data for its oral and nasal Phase 2 clinical studies with Foralumab and its plans for clinical development of TZLS-501, a novel fully human anti-interleukin-6 receptor (anti-IL6R) monoclonal antibody for COVID-19. The interview also provide update on plan for treatment of hepatocellular carcinoma with its lead drug Milciclib.

To watch the interview, click here.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (“NASH”), ulcerative colitis, multiple sclerosis, type-1 diabetes (“T1D”), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of hospitalized COVID-19 patients with severe respiratory symptoms.

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Investor Contact:

RedChip Companies, Inc.
Dave Gentry
407-491-4498
dave@redchip.com